EXHIBIT 99.1
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[GRAPHIC OMITTED]
[LOGO - PURCELL ENERGY LTD.]
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              #2810, 605-5th Avenue SW Calgary, AB Canada T2P 3H5
   t 403.269.5803 f 403.264.1336 www.purcellenergy.com info@purcellenergy.com



17 December 2003                                           For immediate release



                  PURCELL ENERGY CLOSES $7.8 MILLION FINANCING



CALGARY, AB -- PURCELL ENERGY LTD. has closed its previously announced equity financing. The offering was over-subscribed and the agents exercised their option to increase the size of the offering. Purcell has issued, as private placements, 2,592,400 flow-through common shares at $3.00 per share for gross proceeds of $7,777,200. The private placements were sold by a syndicate of investment dealers lead by Salman Partners Inc. and including Maison Placements Canada Inc., Raymond James Ltd., Acumen Capital Partners, Haywood Securities Inc., Lightyear Capital Inc., Octagon Capital Corporation, and Jennings Capital Inc.

The proceeds of the financing will be used to fund Purcell's winter exploration programs in Alberta and northeast British Columbia. Purcell is in the midst of the most active drilling program in its history. Recent successes include gas wells in West Pembina, Alberta and a horizontal oil well at Griffin, Saskatchewan. Currently, the company is testing its recently drilled Lochend, Alberta gas prospect. In January 2004, drilling will commence on the 3K-29 development well at Fort Liard, Northwest Territories, as well as on the first exploratory well at Tenaka, British Columbia, and the first of several exploratory wells at North Doris, Alberta.


For further information contact:

Jan M. Alston
President & C.E.O.
Purcell Energy Ltd.
Tel:     (403) 269-5803
Fax:     (403) 264-1336
www.purcellenergy.com